                                 OppenheimerFunds, Inc.
                                 Two World Financial Center
                              225 Liberty Street - 11th Floor
                               New York, New York 10281-1008

                                                January 19, 2007

VIA ELECTRONIC TRANSMISSION
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Attention:  Division of Investment Management

        Re: Oppenheimer Baring Japan Fund
            File Nos. 333-137581 and 811-21954

Ladies and Gentlemen:

     We have reviewed your comments on the  registration  statement on Form N-1A
(the  "Registration  Statement")  for the  Oppenheimer  Baring  Japan  Fund (the
"Fund"),  filed  with the  Commission  on January  16,  2007.  We  confirm  that
OppenheimerFunds, Inc., the Fund's investment manager, has voluntarily agreed to waive  management  fees and/or  reimburse the Fund for certain  expenses so that
"Total Annual Fund Operating  Expenses" will not exceed 1.60% for Class A shares and 2.35% for Class B shares and Class C shares, 1.85% for Class N and 1.35% for
Class Y, respectively.  In addition, we have confirmed that "Other Expenses" are not expected to exceed 0.35%.  We have estimated the Fund's transfer agency fees at  approximately  0.25% and the Fund's  custody fees are not expected to exceed
0.02%.

     We would be pleased to provide you with any additional  information you may require. We would appreciate it if any further comments the Commission Staff may have on this filing be directed to the  undersigned at  OppenheimerFunds,  Inc.,
Two World Financial Center,  225 Liberty Street, New York, New York 10281, (212)
323-5089.

                                          Very truly yours,

                                          /s/  Nancy S. Vann
                                          Nancy S. Vann
                                          Vice President & Associate Counsel

Enclosures
cc:   Vincent DiStefano, Esq.
      Phillip S. Gillespie, Esq.